Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
CoreSite Realty Corporation:
We consent to the incorporation by reference in the registration statement (No. 333-169610) on Form S-8 of CoreSite Realty Corporation of our report dated March 11, 2011, with respect to the consolidated balance sheets of CoreSite Realty Corporation as of December 31, 2010 and 2009, and the related consolidated statements of operations and cash flows for the period from September 28, 2010 through December 31, 2010, the period from January 1, 2010 through September 27, 2010, and the years ended December 31, 2009 and 2008, and stockholders’ equity and comprehensive income for each of the years in the three-year period ended December 31, 2010, and the related financial statement schedule, Schedule III Real Estate and Accumulated Depreciation, which report appears in the December 31, 2010 annual report on Form 10-K of CoreSite Realty Corporation.

/s/ KPMG LLP
Denver, Colorado
March 11, 2011